April 30, 2014

Jeffrey P. Riedler
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated April 14, 2014, regarding
IntelGenx Technologies Corp. (the “Company”)
Post-Effective Amendment No. 1 to Form S-1
Filed April 3, 2014
File No. 333-190065

Dear Mr. Riedler:

This letter responds to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission set forth in the April 14, 2014 letter regarding the above-referenced Post-Effective Amendment No. 1 to Registration Statement on Form S-1. Amendment No. 2 to the Registration Statement on Form S-1 is being filed concurrently herewith (“Amendment No. 2”).

For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

General

Staff Comment No. 1.

We note that you have omitted substantially all of the disclosure required by Part I of Form S-1 in this post-effective amendment to your registration statement on Form S-1. Please amend to include all of the disclosures required by Part I. Please note that such disclosure is necessary in order for your prospectus to be complete pursuant to Section 10(a) of the Securities Act, whether or there have been changes to disclosure since the filing of the initial registration statement on Form S-1.

IntelGenx Technologies Inc.’s Response:

In response to the Staff’s comment, we have modified the disclosure in Amendment No. 2 to include the disclosure required by Part I of the Form S-1.

6425 Abrams• Saint-Laurent (Quebec) • H4S 1X9
Tel.: (514)331-7440 • Facsimile: (514)331-0436
www.intelgenx.com

Jeffrey P. Reidler
April 30, 2014

Staff Comment No. 2.

Please amend to incorporate by reference the Form 8-K filed on February 4, 2014. In this regard, we note that you currently reference a Form 8-K in this section filed on February 2, 2014, which appears to be in error.

IntelGenx Technologies Inc.’s Response:

In response to the Staff’s comment, we have modified the disclosure to incorporate by reference the Form 8-K filed on February 4, 2014 and have removed reference to a Form 8-K filed on February 2, 2014.

* * * * *

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (514) 331-7440 or Richard Raymer of Dorsey & Whitney LLP at (416) 367-7388.

Sincerely,
IntelGenx Technologies Corp.

Paul A. Simmons
Chief Financial Officer

cc:	Richard Raymer, Dorsey & Whitney LLP